June 13, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: MARKY CORP.

Re: MARKY CORP.
Registration Statement on Form S-1

Filed April 25, 2023
File No. 333-271350

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated May 23, 2023 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Kos Ramirez Maximiliano, President of the Company, with respect to the Company’s Amendment 1 to Registration Statement on Form S-1 (File No. 333-271350) that was initially submitted to the Commission on 25th of April (the “Registration Statement”). The Company is submitting Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 2 as marked.

Prospectus Summary

Overview, page 7

Comment No. 1 You state that you "provide" subscription-based information services. We note, however, that you do not appear to have generated any revenue from your platform and information on your platform has not been updated since October 2022. We also note your statement in the risk factor on page 9 that "any profitability in the future from our business will be dependent upon the successful development and implementation of our proposed income/expense product and its successful marketing and sale." Please clarify the current stage of development of your business. Disclose what steps need to be taken for you to begin generating revenue and when you expect those steps to be completed.

RESPONSE: We appreciate your comment. Our platform is currently in the development stage, and we have been focused on building our subscription-based information platform. We are actively working on filling the platform with news and aim to provide monthly up-to-date information. Our business focuses on creating an information resource for specialists in the field of Internet and social media marketing. This involves the implementation of a website featuring informational articles. In line with this, we are working on providing subscriptions for our clients. The preliminary steps include purchasing an RSS feed and developing subscription features to enhance the user experience.

We acknowledge the lack of revenue generated thus far. We are diligently working on completing the necessary steps to begin generating revenue, and we anticipate reaching that milestone within the next quarter.

The above-mentioned information was disclosed in the risk factor.

WE ARE A DEVELOPMENT-STAGE COMPANY AND WE HAVE A SHORT OPERATING HISTORY…, page 13

Risk Factors, page 9

Comment No.2 Please include a risk factor highlighting that there is no developed trading market for your shares and that you may never develop a liquid trading market.

RESPONSE: The Company has included the indicated risk factor in its prospectus.

DUE TO THE LACK OF A TRADING MARKET FOR OUR SEQURITIES, YOU MAY HAVE DIFFICULTY …, page 32

We are an emerging growth company under the JOBS Act..., page 10

Comment No. 3 Please update this section to reflect that the current revenue threshold for an emerging growth company is $1.235 billion. Make similar revisions to the disclosure on page 19. Refer to the definition of Emerging Growth Company in Rule 405 under the Securities Act.

RESPONSE: The Company has revised the revenue threshold for an emerging growth company.

Use of Proceeds, page 21

Comment No. 4. You state that more information regarding use of proceeds from this offering is included on page 38. However, there is no additional use of proceeds information there. Please remove this cross reference.

RESPONSE: The Company has removed the indicated reference from its prospectus.

Comment No.5. We note that Kos Ramirez Maximiliano loaned the Company $70,000. Please tell us whether you intend to use a portion of the net proceeds from the offering to repay those loans.

RESPONSE: According to the loan agreement as of April 28, 2022, entered between the director and the company the Lender is agreed to be repaid from revenues of the Company, when it starts earning significant revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Comment No.6 You state that you currently generate revenue from advertising on your information platform. However, you later state that you have generated no revenue to date. Please revise or advise.

RESPONSE: The Company has reconciled any potentially misleading information. We had no revenue for the year ended January 31, 2023. We plan to generate our main income from the subscription-based fees in the next quarter. We are working on further development of the site, content filling. Subsequently we intend to develop subscription plans, expand the range of content on the platform.

Index to Audited Financial Statements, page 41

Comment No. 7. You disclose a footnote on pages F-2 through F-5 stating that “The accompanying notes are an integral part of these condensed unaudited financial statements.” However, these financial statements appeared to have been audited by your auditor. Please remove or advise.

RESPONSE: The company has updated the footnote information on pages F-2 through F-5.

Note 3 - Summary of Significant Accounting Policies Revenue Recognition, page F-6

Comment No. 8. Please revise your revenue recognition policy disclosure to indicate that you will be applying ASC 606 and not ASC 605. We refer you to ASC 606-10-S65-1.

RESPONSE: The Company will recognize revenue in accordance with Accounting Standards Codification No. 606, "Revenue Recognition" ("ASC-606"). ASC 606 directs entities to recognize revenue when the promised goods or services are transferred to the customer. The amount of revenue recognized should equal the total consideration an entity expects to receive in return for the goods or services.

Note 7 - Subsequent Events, page F-6

Comment No. 9. Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a).

RESPONSE: The Company has updated the disclosure of the date through which we evaluated subsequent events.

Comment No. 10. We note your statement that you believe you are not a shell company. However, we note that you have had minimal operations to date, and the financial statements reflect assets of cash and cash equivalents. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

RESPONSE: Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1.The company is actively pursuing its clear business plan with all the specific activities and strategies it is undertaking to achieve its business objectives, which is inconsistent with the business plan of a shell company.

2. We have developed our website, https://markycopr.com.

3. We have already started operations and continue to develop our business and the company spent $8,700 for website development.

4. The Company has never sought and has no intent to engage in any merger or business combination transaction.

We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as “shell company”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

Also, a risk factor was added on page 26.

WE MAY BE DEEMED TO BE A “SHELL COMPANY” AND AS SUCH SHAREHOLDERS MAY NOT BE ABLE TO RELY…

By: /s/ Kos Ramirez Maximiliano

Kos Ramirez Maximiliano,

Chief Financial Officer/

Chief Accounting Officer/Director

(Principle Financial Officer)